SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL, S.A.B. DE C.V. TELESITES, S.A.B. DE C.V.

Notice to Shareholders

Share Distribution Pursuant to the Telesites Spin-off

In connection with the spin-off by América Móvil, S.A.B. de C.V. (“AMX”), approved by an extraordinary meeting of shareholders held on April 17, 2015, we notify our shareholders that new share certificates will be issued by AMX and by the spun-off company, Telesites, S.A.B. de C.V. (“Telesites”), representing the shares of the share capital structure following the spin-off, in accordance with the following:

1. AMX Shareholders’ Right to Exchange: In exchange for every twenty (20) AMX shares, representing the subscribed and paid-in share capital of the corresponding series “A”, “AA” or “L” of AMX shares, AMX Shareholders will have the right to receive: (i) one (1) Telesites share, representing the subscribed and paid-in share capital of the corresponding “A”, “AA” or “L” series of Telesites shares, as appropriate; and (ii) twenty (20) AMX shares, representing the subscribed and paid-in share capital of the corresponding “A”, “AA” or “L” series of AMX shares, as appropriate.

2. Shares Deposited in Indeval: In the case of AMX shares deposited in S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.(“INDEVAL”), the exchange will take place beginning on December 21, 2015 in accordance with applicable laws.

3. American Depositary Receipts (“ADSs”): In the case of AMX shares represented by ADSs, the exchange will take place in accordance with the following: (i) in connection with AMX shares, the exchange will take place beginning December 21, 2015 through the depositary (The Bank of New York), who will credit the new AMX shares to the ADS holders; and (ii) in connection with Telesites shares, the exchange will take place beginning December 21, 2015, through the depositary (The Bank of New York) in accordance with the process disclosed in the Information Statement on Form 6-K furnished on December 3, 2015, which is available at www.sec.gov.

4. Physical Share Certificates: In the case of the AMX shares represented by the physical share certificates that are not deposited in INDEVAL (which, as of the date hereof, represent 1.7% of the total outstanding AMX shares), the exchange and delivery of the new AMX share certificates and the Telesites share certificates, will take place, unless otherwise noticed, on February 2, 2016 in the offices of Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, located at Paseo de las Palmas número 736, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11500, Mexico City, Mexico (during regular bank business days and hours). The exchange will take place against the presentation and delivery of the current physical certificates issued by AMX.

5. Conversion of Shares: In order for AMX and Telesites to carry out in advance the deposit through INDEVAL of the total number of AMX and Telesites share certificates subject to the exchange that will be distributed and delivered to AMX shareholders, we have requested that INDEVAL temporarily suspend conversions between series of shares representing AMX’s capital stock, pursuant to clause nine of AMX’s bylaws, for the period between December 9 and 21, 2015.

Mexico City, Mexico
December 7, 2015

/s/

Alejandro Cantú Jiménez
Corporate Secretary of the Board of Directors
Special Delegate of the Shareholders Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 8, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jimenez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact